SCHEDULE 13D

CUSIP No. 22662K 20 7

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)*

Crimson Exploration Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

22662K 20 7

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22662K 20 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM GW Holdings, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power:

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person* OO

CUSIP No. 22662K 20 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund III, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power:

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

* Solely in its capacity as the managing member of OCM GW Holdings, LLC.

CUSIP No. 22662K 20 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund III GP, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power:

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund III, L.P.

CUSIP No. 22662K 20 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Fund GP I, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power:

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund III GP, L.P. and the sole shareholder of OCM Principal Opportunities Fund IV GP, Ltd.

CUSIP No. 22662K 20 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital I, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power:

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 22662K 20 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Holdings I, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power:

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 22662K 20 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Holdings, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power:

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

* Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 22662K 20 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power:

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

* Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 22662K 20 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power:

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

* Solely in its capacity as the holder of the majority of voting units of Oaktree Capital Group, LLC.

CUSIP No. 22662K 20 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power:

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

* Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

CUSIP No. 22662K 20 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Crimson Holdings, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power:

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person* OO

CUSIP No. 22662K 20 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund IV, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power:

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person* PN

* Solely in its capacity as the managing member of OCM Crimson Holdings, LLC.

CUSIP No. 22662K 20 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund IV GP, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power:

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person* PN

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV, L.P.

CUSIP No. 22662K 20 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund IV GP, Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power:

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person* OO

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV GP, L.P.

CUSIP No. 22662K 20 7

This Amendment No. 4 to Schedule 13D is being filed by the Reporting Persons and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on or about August 6, 2007 (the “13D”) by the Reporting Persons, as amended by Amendment No. 1 thereto filed with the Commission on or about August 21, 2007, by Amendment No. 2 thereto filed with the Commission on or about December 21, 2009 and by Amendment No. 3 thereto filed with the Commission on or about January 13, 2010 (as amended, the “Original Schedule 13D”). Unless set forth below, all previous Items set forth in the Original Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Original Schedule 13D, as amended to the date hereof.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On October 1, 2013, pursuant to the terms of the Agreement and Plan of Merger, dated as of April 29, 2013 (the “Merger Agreement”), by and among the Contango Oil & Gas Company (“Contango”), the Issuer and Contango Acquisition, Inc., a Delaware corporation (“Merger Sub”), and upon satisfaction of the conditions set forth therein, Merger Sub was merged with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Contango.

Pursuant to the Merger Agreement, at the effective time of the merger, each share of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”), held by OCM GM and OCM Crimson was converted into the right to receive 0.08288 shares of Contango’s common stock, par value $0.04 per share (the “Contango Common Stock”), or, in the case of fractional shares, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Contango Common Stock multiplied by (ii) the closing price for a share of Contango Common Stock as reported on the NYSE MKT on the first trading day following the date on which the Effective Time occurred (the “Merger Consideration”).  As a result of the merger, the Issuer no longer has outstanding securities registered under Section 12 of the Exchange Act, and the Reporting Persons may no longer be deemed to beneficially own any shares of the Issuer’s Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D are hereby amended and restated in its entirety as set forth below:

(a) As a result of the transactions described in Item 4, as of October 1, 2013, the Reporting Persons may no longer be deemed to have beneficial ownership of any shares of the Issuer’s Common Stock.

(b) As a result of the transactions described in Item 4, as of October 1, 2013, the Reporting Persons may no longer be deemed to have voting power over any shares of the Issuer’s Common Stock.

(c) Except for the transactions described in Item 4, there were no transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 4, as of October 1, 2013, the Reporting Persons ceased to be deemed beneficial owners of more than five percent of the Issuer’s outstanding Common Stock.

Item 7.	Material to be Filed as Exhibits
	99(e)	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 22662K 20 7

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of October 31, 2013

OCM GW HOLDINGS, LLC

By: OCM Principal Opportunities Fund III, L.P.
Its: Managing Member

By: OCM Principal Opportunities Fund III GP, L.P.
Its: General Partner

By: Oaktree Fund GP I, L.P.
Its: General Partner

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

By: OCM Principal Opportunities Fund III GP, L.P.
Its: General Partner

By: Oaktree Fund GP I, L.P.
Its: General Partner

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

CUSIP No. 22662K 20 7

OCM PRINCIPAL OPPORTUNITIES FUND III GP, L.P.

By: Oaktree Fund GP I, L.P.
Its: General Partner

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By: OCM Holdings I, LLC
Its: General Partner

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director, General Counsel and Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director, General Counsel and Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

CUSIP No. 22662K 20 7

OAKTREE HOLDINGS, LLC

By: Oaktree Capital Group, LLC
Its: Managing Member

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director, General Counsel and Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director, General Counsel and Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By: Oaktree Capital Group Holdings GP, LLC
Its: General Partner

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director, General Counsel and Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director, General Counsel and Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

CUSIP No. 22662K 20 7

OCM CRIMSON HOLDINGS, LLC

By: OCM Principal Opportunities Fund IV, L.P.
Its: Managing Member

By: OCM Principal Opportunities Fund IV GP, L.P.
Its: General Partner

By: OCM Principal Opportunities Fund IV GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

By: OCM Principal Opportunities Fund IV GP, L.P.
Its: General Partner

By: OCM Principal Opportunities Fund IV GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.

By: OCM Principal Opportunities Fund IV GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director

CUSIP No. 22662K 20 7

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President